SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

Commission File Number 000-18926

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2018

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Centric Brands Inc.

(Full Name of Registrant)

Differential Brands Group Inc.

(Former Name if Applicable)

350 Fifth Avenue, 6th Floor

(Address of Principal Executive Office (Street and Number))

New York, New York 10118

(City, State and Zip Code)

PART II — RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

Centric Brands Inc. (the “Company”) is unable to file, without unreasonable effort and expense, its Annual Report on Form 10-K for the fiscal year ended December 31, 2018 (the “2018 Form 10-K”) because the Company was unable to complete the preparation of its consolidated year-end financial statements within the prescribed time period as a result of delays in consolidating into the Company’s financial statements the results of operations of the previously announced acquisition of a significant portion of Global Brands Group Holding Limited’s North American licensing business which occurred on October 29, 2018 (the “Business”). As a result, the Company has also experienced delays in its completion of the audit of its financial statements for the year ended December 31, 2018 due to the complexity and significant scope of work required to account for the Business as well as efforts related to preparing the Item 9.01 financial statements required to be filed on the Form 8-K/A noted below reflecting the acquisition of the Business.  In accordance with Rule 12b-25 of the Securities Exchange Act of 1934, the Registrant will file its Form 10-K no later than the fifteenth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Anurup Pruthi	646	582-6000
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☐ Yes ☒ No

The Company did not timely file its Amended Current Report on Form 8-K/A to include Item 9.01 financial statements with respect to the acquisition of the Business. The Company expects to file its Amended Current Report on Form 8-K/A as soon as practicable and immediately prior to the filing of the 2018 Form 10-K.

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal  year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As a result of the acquisition of the Business on October 29, 2018 described in Part III of this form above, the Registrant’s results of operations for the fourth quarter and full year-ended December 31, 2018 will be significantly different than its results of operations from the corresponding period in the prior fiscal year. The Company’s results of operations for the quarter and year ended December 31, 2018 will include the results of the Business from October 29, 2018 through December 31, 2018. Because of the reasons described in Part III above, the Company is unable to provide a reasonable quantitative estimate of the changes in the results of operations, or the significance thereof, from the corresponding period for the last fiscal year.

Centric Brands Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 1, 2019	By:	/s/ Anurup Pruthi
	Name:	Anurup Pruthi
	Title:	Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).